WF International Ltd.

No. 1110, 11th Floor, Unit 1, Building 7, No. 477

Wanxing Road Chengdu, Sichuan, China 610041

Tel: +86 (28) 86210882

VIA EDGAR

May 16, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ronald (Ron) E. Alper

Re:	WF International Ltd.
Amendment No. 1 to Registration Statement on Form F-1
Filed April 11, 2024
File No. 333-275382

Dear Mr. Alper:

WF International Ltd. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated May 7, 2024, regarding the Amendment No. 1 to Registration Statement on Form F-1 (the “Registration Statement”) filed to the Commission on April 11, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed each comment with the Company’s response. In response to the Staff’s comments, the Company is filing via Edgar Amendment No. 2 to the Registration Statement (the “Amendment No. 2”) simultaneously with the submission of this response letter.

Amendment No. 1 to Registration Statement on Form F-1 filed April 11, 2024

Prospectus Summary

Our Corporate History and Structure, page 4

1.	Please revise to disclose the reasons for creating and incorporating WF International Nevada LLC in December 2023 here and elsewhere as appropriate.

In response to the Staff’s comment, we have revised disclosures in the “Prospectus Summary” section on page 4 and in the “Corporate History and Structure” section on page 60 of the Amendment No. 2.

Risk Factors, page 18

2.	Please revise the risk factor on page 32 regarding the failure to make adequate contributions to various employee benefit plans to clarify what you mean when you state you pay the social insurance premium and housing funds on a lower basis.

In response to the Staff’s comment, we have revised the risk factor disclosures in the “Risk Factor” section on page 32 of the Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 68

3.	We refer you to note 8 of your audited financial statements which indicates that you repaid two of your four short-term bank loans during December 2023 and January 2024. We further note there are two loans that have not been specifically identified as being repaid and that such loans matured in December 2023. Please address the following:

●	Please tell us and revise your filing to clarify from what source you have repaid the $411,185 and $685,307 loans.

●	Please tell us and revise your filing to clarify the status of the $479,714 and $342,654 loans. In that regard, please clarify if such loans have been repaid, extended, in default, refinanced, or received some other action as of the date of your filing.

We respectfully advise the Staff that, the short-term bank loans in the amounts of $411,185 and $685,307 were repaid in full through cash inflows from operations. The short-term loan in the amount of $479,714 with a maturity date of December 5, 2023 and the short-term loan in the amount of $342,654 with a maturity date of December 7, 2023 were both fully repaid upon maturity in December 2023, through cash inflows from operations. In response to the Staff’s comment, we have revised disclosures in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section on page 68 and the note 8 of our audited financial statements on page F-24 of the Amendment No. 2.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Richard I. Anslow, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

By:	/s/ Ke Chen
Name:	Ke Chen
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP